NXT ENERGY SOLUTIONS INC. 2021 ANNUAL MEETING OF SHAREHOLDERS NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notice-and-access notification because NXT Energy Solutions Inc. ("NXT") is using notice-and-access procedures to deliver materials to registered and beneficial holders of its common shares ("Shareholders") in advance of the annual meeting of Shareholders to be held on June 7, 2021 (the "Meeting"). Shareholders will still receive a paper copy of the form of proxy ("Proxy") or voting instruction form ("VIF"), as applicable, enabling them to vote at the Meeting; however, instead of receiving a paper copy of NXT's Management Information Circular dated April 30, 2021 (the "Information Circular") and audited financial statements for the most recently completed financial year, including the accompanying notes thereto, and the auditor's report thereon (collectively, the "Meeting Materials"), Shareholders are notified on how to access the Meeting Materials electronically. The electronic delivery of Meeting Materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

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Monday, June 7, 2021 at 1:00 pm (Calgary time)

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Virtual-only meeting, via live audio webcast at https://web.lumiagm.com/241856377

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Elect six directors for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Election of Directors".

Appointment of Auditors: Re-appoint KPMG LLP as NXT's auditor for the ensuing year. More information can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon–Appointment of Auditor".

Other Business: Shareholders may be asked to consider other items of business formally brought before the Meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under the heading "General Information – Exercise of Discretion by Proxyholders".

HOW TO ACCESS MEETING MATERIALS

The Information Circular includes important information about the Meeting and the voting process and should be read carefully before you vote. Shareholders may access the Meeting Materials online at http://www.nxtenergy.com/investor-relations/annual-meeting-2021 or on SEDAR: www.sedar.com. Alternatively, Shareholders may request paper copies of the Meeting Materials by mail by calling toll free at 1-866-890-7020 or by emailing NXT2021shareholdermeeting@nxtenergy.com. Please make your request by May 28, 2021 in order to receive Meeting Materials prior to the Meeting.

VOTING

Shareholders are asked to return their Proxy at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Meeting or any postponement or adjournment thereof, or their VIF at least two business days in advance of the proxy deposit date using one of the following methods:

	Registered Shareholders	Beneficial Shareholders
Online:	www.investorvote.com	www.proxyvote.com
Telephone:	1-866-732-8683 (within North America) 1-312-588-4290 (outside North America)	Call the number(s) listed on your voting instruction form.
Mail:	Computershare Trust Company 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1	Return your voting instruction form to the address listed on your voting instruction form.

Please call toll free at 1-866-890-7020 if you have questions about the notice-and-access solicitation process.